

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

David G. Burke
President and Chief Executive Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

      Re: Diversified Restaurant Holdings, Inc.
          Registration Statement on Form S-3
          Filed June 6, 2018
          File No. 333-225457

Dear Mr. Burke :

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 6, 2018

General

1.   To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David G. Burke
Diversified Restaurant Holdings, Inc.
June 22, 2018
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Nolan McWilliams at 202-551-3217 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure